Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report dated April 1, 2013, relating to the consolidated financial statements and schedules for the years ended December 31, 2012 and 2011 of SPAR Group, Inc. and Subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2012 (as filed with the Securities and Exchange Commission on April 2, 2013), in the Registration Statement (on Form S-8) pertaining to the SPAR Group, Inc. 401(k) Profit Sharing Plan, in the Annual Report on Form 11-K of SPAR Group, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2012 (if and to the extent applicable), and in each related prospectus or summary plan description or supplement thereto.

/s/ Rehmann Robson

Troy, Michigan

July 15, 2013